October 31, 2018

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Road
Las Vegas, NV
89118

       Re: United Express Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed October 15, 2018
           File No. 333-227194

Dear Mr. Stoukan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2018 letter.

Form S-1/A filed on 10/15/2018

Prospectus Cover, page 1

1. We note your response to our prior comment 3 and reissue in part. Please refer to the third paragraph on the cover page of the prospectus. As this appears to be a selling shareholder offering, please remove the references to the offering being self-underwritten, with no minimum purchase requirement, and it being a best efforts offering, or advise.
2. We note your response to comment 4 and we re-issue the comment. Please revise the
 Andrei Stoukan
FirstName LastNameAndrei Stoukan
United Express Inc.
Comapany NameUnited Express Inc.
October 31, 2018
October 31, 2018 Page 2
Page 2
FirstName LastName
         cover page to indicate that the selling shareholders will sell at a price of $.50 per share until your shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices.
Business Summary, page 5

3. We note the disclosure added on page 6 concerning revenue generated from four companies. Please briefly expand your disclosure to explain what goods or services you provided to earn this revenue, what equipment you used and how you were able to accomplish this with only one employee, Mr. Stoukan.
Competitive Business Conditions, page 22

4. We note your response to our prior comment 10 and reissue. Please explain to us how investors will invest in the units described here. Also explain what you mean by investors will be able to get back some of the initial investment, and how this will operate. As part of your response, please explain how the units will be offered to investors or customers.
Recent Sales of Unregistered Securities, page 42

5. We note your response to our prior comment 13 and reissue the comment in part. Please revise to also indicate the section of the Securities Act or rule under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.
Signatures, page 44

6. We note your response to our prior comment 14 and reissue the comment in part. In the second signature block, please also indicate the individual signing in the capacity of chief executive officer.
Report of Independent Registered Accounting Firm, page F-1

7. As previously requested, please revise the independent auditor's report pursuant to the guidance in AS 3101
https:pcaobus.org/standards/auditing/pages/AS3101.aspx.
          Examples of the wording to be used in the opinion, are provided therein.
8. We note the revisions made to refer to the proper periods in the auditor's report, however, please revise any references to the statement of operations, changes in stockholder's equity and cash flows to "the years ended June 30, 2017 and 2018" to "the periods from
         June 23, 2017 through June 30, 2017, and from July 1, 2017 through June 30, 2018".

         Accordingly, any financial statements appearing in the filing that include the full year of operations, should begin on the day following the end of the partial period, i.e. on July 1,
         2017, instead of June 30, 2017, since that day is already included in the previous period of the financial statements.
 Andrei Stoukan
United Express Inc.
October 31, 2018
Page 3
Exhibit 23.1, page F-100

9. Please revise to refer to the full year of operations as the year from July 1, 2018 through
         June 30, 2018.
Exhibits

10. We note your response to comment 15. Please refer to Staff Legal Bulletin 19 (October
         16, 2011) Section II.B.3.b., available on our website at www.sec.gov. Please provide a valid opinion as to Nevada Law.
General

11. We note your response to our prior comment 1. We further note you included as correspondence a document entitled "Strategic Business and Marketing graphics" with your response letter on Edgar. Please explain to us if you intend to use these materials, and how you may have used those materials so far. We may have further comment once we review your response.
12. We note your response to comment 2. Please confirm that you have not used written materials to solicit potential investors in your offering. If you have used written materials for this purpose, please file those materials with your next amendment.
       You may contact Effie Simpson at 202-551-3346 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAndrei Stoukan                                Sincerely,
Comapany NameUnited Express Inc.
                                                                Division of
Corporation Finance
October 31, 2018 Page 3                                         Office of
Transportation and Leisure
FirstName LastName